MOBICLEAR, INC.

27TH FLOOR, CHATHAM HOUSE

SALCEDO VILLAGE, MAKATI CITY

PHILIPPINES

TELEPHONE: +6(32) 817-6948

May 22, 2008

VIA EDGAR

Sharon Virga, Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	MobiClear, Inc.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Filed April 15, 2008

File No. 000-10822

Dear Ms. Virga:

MobiClear, Inc., is in receipt of your comment letter dated May 9, 2008, and responds as follows:

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Item 8A (T). Controls and Procedures, page 20

1.         Please disclose the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report, based on the evaluation of these controls and procedures. Refer to Item 307 of Regulation S-B.

Response:

Revised to disclose that the Company’s current principal executive and financial officers evaluated the effectiveness of the Company’s disclosure controls and procedures as required and to provide their conclusions upon that evaluation.

Exhibits 31.1 and 31.2

2.         Please refer to 4. Revise the first paragraph to also reference the “internal control over financial reporting (as defined in the Exchange Act Rules 13a-15(f) and l5d-15(f)).” As a separate item, disclose that you have “Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.” Refer to Item 601(b)(31) of Regulation S-B.

MOBICLEAR, INC.

Sharon Virga, Division of Corporation Finance

United States Securities and Exchange Commission

Page Two

May 22, 2008

Response:	Revised as requested.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MOBICLEAR, INC.

/s/ Kenneth G.C. Telford

Kenneth G.C. Telford

Chief Financial Officer